Exhibit 99.31

99.31 Interim Financial Statements as at and for the Three and Nine Months Ended September 30, 2013

Cipher Pharmaceuticals Inc.

Condensed Interim Financial Statements

For the Three Months Ended September 30, 2013

(Unaudited)

Cipher Pharmaceuticals Inc.

Balance Sheets

As at September 30, 2013 and December 31, 2012

(in thousands of Canadian dollars - unaudited)

		September 30,	December 31,
	Note	2013	2012
		$	$
ASSETS

Current assets
Cash and cash equivalents		20,035	15,843
Accounts receivable	3	9,220	3,185
Inventory		318	—
Prepaid expenses and other assets		200	212
		29,773	19,240

Property and equipment, net		21	25

Intangible assets, net	4	1,859	2,690

		31,653	21,955

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	3, 5	5,747	2,808
Current portion of deferred revenue		2,392	2,392
		8,139	5,200

Deferred revenue		2,611	4,349
		10,750	9,549

SHAREHOLDERS’ EQUITY

Share capital	6, 7	9,514	50,339
Contributed surplus	7	3,464	33,227
Retained earnings (Deficit)	7	7,925	(71,160)
		20,903	12,406

		31,653	21,955

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.

Statements of Operations and Comprehensive Income

Three and nine month periods ended September 30, 2013 and 2012

(in thousands of Canadian dollars, except per share data - unaudited)

		Three months		Nine months
		September 30,	September 30,	September 30,	September 30,
	Note	2013	2012	2013	2012
		$	$	$	$

Revenues
Licensing revenue		5,592	2,118	14,344	5,558
Product revenue		44	—	132	—

		5,636	2,118	14,476	5,558

Expenses
Cost of product sold		12	—	39	—
Research and development		388	335	1,037	1,154
Selling, general and administrative		1,660	799	4,823	2,676
Amortization of intangible assets		277	277	831	747
Interest income		(64)	(47)	(179)	(108)

	8	2,273	1,364	6,551	4,469

Income before income taxes		3,363	754	7,925	1,089

Provision for (recovery of) income taxes
Current		891	225	2,100	352
Deferred		(891)	(225)	(2,100)	(352)

Income and comprehensive income for the period		3,363	754	7,925	1,089

Basic earnings per share	10	0.14	0.03	0.32	0.04

Diluted earnings per share	10	0.13	0.03	0.31	0.04

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.

Statements of Changes in Equity

Nine month periods ended September 30, 2013 and 2012

(in thousands of Canadian dollars - unaudited)

				Retained	Total
		Share	Contributed	Earnings	Shareholders’
	Note	Capital	Surplus	(Deficit)	Equity
		$	$	$	$

Balance, January 1, 2013		50,339	33,227	(71,160)	12,406

Income and comprehensive income for the period		—	—	7,925	7,925

Exercise of stock options		194	(93)	—	101

Shares issued under the share purchase plan		141	—	—	141

Share-based compensation - stock option plan		—	330	—	330

Reduction of stated capital	7	(41,160)	(30,000)	71,160	—

Balance, September 30, 2013		9,514	3,464	7,925	20,903

Balance, January 1, 2012		50,172	33,032	(73,704)	9,500

Income and comprehensive income for the period		—	—	1,089	1,089

Exercise of stock options		8	(8)		—

Shares issued under the share purchase plan		114	—	—	114

Share-based compensation - stock option plan		—	151	—	151

Balance, September 30, 2012		50,294	33,175	(72,615)	10,854

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.

Statements of Cash Flows

Three and nine month periods ended September 30, 2013 and 2012

(in thousands of Canadian dollars - unaudited)

		Three months		Nine months
		September 30,	September 30,	September 30,	September 30,
	Note	2013	2012	2013	2012
		$	$	$	$

Cash provided by (used in)

Operating activities
Income for the period		3,363	754	7,925	1,089
Items not affecting cash:
Depreciation of property and equipment		3	3	12	16
Amortization of intangible assets	4	277	277	831	747
Share-based compensation - share purchase plan	6	7	6	21	17
Share-based compensation - stock option plan		141	51	330	151
		3,791	1,091	9,119	2,020

Changes in non-cash operating items:
Accounts receivable		(1,158)	(417)	(6,035)	(975)
Inventory		10	—	(318)	—
Prepaid expenses and other assets		(130)	(27)	12	170
Accounts payable and accrued liabilities		227	795	2,939	898
Deferred revenue		(607)	(698)	(1,738)	4,018

Net cash generated from operating activities		2,133	744	3,979	6,131

Investing activities
Purchase of property and equipment		(3)	—	(8)	(12)
Acquisition of intangible rights		—	(100)	—	(771)

Net cash used in investing activities		(3)	(100)	(8)	(783)

Financing activities
Proceeds from shares issued under the share purchase plan	6	41	34	120	97
Proceeds from exercise of stock options		89	—	101	—

Net cash generated from financing activities		130	34	221	97

Increase in cash and cash equivalents		2,260	678	4,192	5,445
Cash and cash equivalents, beginning of period		17,775	14,403	15,843	9,636

Cash and cash equivalents, end of period		20,035	15,081	20,035	15,081

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

September 30, 2013

(in thousands of Canadian dollars, except per share amounts - unaudited)

1       DESCRIPTION OF THE BUSINESS

Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) is a specialty pharmaceutical company focused on commercializing novel formulations of successful, currently marketed drugs.  The Company’s strategy is to in-license products that incorporate proven drug delivery technologies and advance them through the clinical development and regulatory approval process, after which the products are out-licensed to marketing partners or, in Canada, may be marketed by the Company itself.  Cipher is incorporated under the Business Corporations Act of Ontario and is located at 5650 Tomken Boulevard, Mississauga, Ontario.

2       BASIS OF PREPARATION

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34 and Interim Financial Reporting.  These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2012, which were prepared in accordance with IFRS as issued by the IASB. The Board of Directors approved these condensed interim financial statements for issuance on October 29, 2013.

During the second quarter of 2013, the Company adopted the following significant accounting policies:

Inventory

Inventory, which is comprised of finished goods, is valued at the lower of cost and net realizable value. Cost is determined using the first in, first out method. Net realizable value is the estimated selling price less applicable selling expenses. If the carrying value exceeds net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused it no longer exist.

Revenue Recognition - Product Revenue

Product revenue is recognized upon delivery of product to the Company’s customers, at which time ownership is transferred, and is recorded net of sales discounts, credits and allowances.

Derivative Financial Instruments and Hedging Activities

Derivatives are initially recognized at fair value on the date derivative contracts are entered into and are subsequently re-measured at their fair value.  The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.  When derivatives are designated as hedges, the Company classifies them as: (i) hedges in the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges), or, (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecast transaction (cash flow hedges).

At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Balance Sheets or to specific firm commitments or forecast transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items. All derivatives are recorded at fair value.  Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Statements of Operations and Comprehensive Income, together with any changes in the value of the hedged asset or liability that are attributable to the hedged risk.  The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and are reclassified to the Statements of Operations and Comprehensive Income in the periods when the hedged item affects the Statements of Operations and Comprehensive Income.  When a fair value or cash flow hedge no longer meets the criteria for hedge accounting or when there is an ineffective portion to a hedge, a gain or loss is recognized in the Statements of Operations and Comprehensive Income.

New and amended standards adopted by the Company

IFRS 13 Fair Value Measurment & Amendment to IFRS 7, Financial Instruments: Disclosures.

IFRS 13, Fair value measurement, provides a single framework for measuring fair value.  The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk.  The Company adopted IFRS 13 on January 1, 2013 on a prospective basis.  The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Amendment to IFRS 7, Financial instruments: disclosures, on assets and liabilities offsetting provides disclosure requirements that are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  The Company adopted the Amendment to IFRS 7 on January 1, 2013 on a prospective basis.  The adoption of IFRS 7 did not require any measurement adjustment as at January 1, 2013.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

September 30, 2013

(in thousands of Canadian dollars, except per share amounts - unaudited)

3       FINANCIAL INSTRUMENTS

Under certain agreements, the Company has the rights to set-off financial assets with financial liabilities with respect to advances, rebates and licensing payments.  At September 30, 2013, the Company had gross financial assets of $1,234 and gross financial liabilities of $4,412 related to the same counterparty.  The net amount of $3,178 owing to the counterparty has been recorded in accounts payable and accrued liabilities at September 30, 2013 (gross financial assets of $79 and gross financial liabilities of $1,390 for a net amount of $1,311 at September 30, 2012).

4       INTANGIBLE ASSETS

The Company has entered into agreements with Galephar Pharmaceutical Research Inc. (“Galephar”) for the rights to package, test, obtain regulatory approvals and market certain products in various countries.  In accordance with the terms of the agreements, the Company has acquired certain product rights.  The recoverability of these product rights is dependant upon sufficient revenues being generated from the related products.  The Company is currently amortizing the product rights related to CIP-ISOTRETINOIN and CIP-TRAMADOL ER.  In accordance with these agreements, after certain prescribed thresholds are achieved, the Company pays Galephar a 50% share of all amounts received, after deducting product-related expenses under licensing and distribution agreements.

During 2012, the Company paid an upfront fee of $100 to acquire the exclusive license and distribution rights in Canada to market the Betesil Patch.  As at September 30, 2013, certain milestones remain outstanding, including Health Canada approval and accordingly, amortization of these licensing rights has not yet begun.

	Product Rights	Licensing Rights	Total

As at January 1, 2012
Cost	$6,365	$—	$6,365
Accumulated amortization	(3,421)	—	(3,421)
Net book value	$2,944	$—	$2,944

For the year ended December 31, 2012
Opening net book value	$2,944	$—	$2,944
Additions	671	100	771
Amortization	(1,025)	—	(1,025)
Net book value	$2,590	$100	$2,690

As at December 31, 2012
Cost	$7,036	$100	$7,136
Accumulated amortization	(4,446)	—	(4,446)
Net book value	$2,590	$100	$2,690

For the period ended September 30, 2013
Opening net book value	$2,590	$100	$2,690
Additions	—	—	—
Amortization	(831)	—	(831)
Net book value	$1,759	$100	$1,859

As at September 30, 2013
Cost	$7,036	$100	$7,136
Accumulated amortization	(5,277)	—	(5,277)
Net book value	$1,759	$100	$1,859

The Company has considered indicators of impairment as of December 31, 2012 and September 30, 2013 and no indicators were identified.

5      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	Sept 30, 2013	Dec 31, 2012

Trade accounts payable	$4,881	$1,965
Accrued liabilities	866	843
	$5,747	$2,808

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

September 30, 2013

(in thousands of Canadian dollars, except per share amounts - unaudited)

6      SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2012 to September 30, 2013:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2012	24,316	50,172
Options exercised in 2012	5	8
Shares issued in 2012 under the share purchase plan	114	159
Balance outstanding - December 31, 2012	24,435	50,339

Reduction of stated capital (note 7)	—	(41,160)
Shares issued in Q1 2013 under the share purchase plan	12	35
Options exercised in Q2 2013	23	26
Shares issued in Q2 2013 under the share purchase plan	14	58
Options exercised in Q3 2013	105	168
Shares issued in Q3 2013 under the share purchase plan	6	48
Balance outstanding - September 30, 2013	24,595	9,514

Share purchase plan - during the quarter ended September 30, 2013, 6,434 shares were issued under the Employee and Director Share Purchase Plan (25,306 in Q3 2012).  Included in share-based compensation expense is $7 ($6 in Q3 2012) which is the discount on the shares issued under the ESPP during the period.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2012 to September 30, 2013:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2012	1,755	2.24
Granted in 2012	200	1.18
Exercised in 2012	(11)	0.87
Cancelled in 2012	(8)	1.18
Expired in 2012	(150)	1.48
Balance outstanding - December 31, 2012	1,786	2.20

Granted in Q1 2013	302	2.88
Exercised in Q2 2013	(22)	0.66
Cancelled in Q2 2013	(1)	1.04
Granted in Q3 2013	40	7.00
Exercised in Q3 2013	(105)	0.85
Balance outstanding - September 30, 2013	2,000	2.49

At September 30, 2013, 1,363,041 options were fully vested and exercisable (1,284,966 at September 30, 2012).

During the nine months ended September 30, 2013, the Company issued 342,000 stock options under the employee and director stock option plan, with exercise prices of $2.88 and $7.00, 25% of which vest on either March 5 or August 6 of each year for the next four years, commencing in 2014, and expire in 2023.  Total compensation cost for these stock options is estimated to be $972, which will be recognized on a graded basis over the vesting period of the stock options.

The stock options were valued using the Black-Scholes option pricing model, at $2.43 and $5.92 per option, with the following assumptions. Expected volatility is based on the Company’s historical volatility, while estimated forfeitures are not considered significant.

Risk-free interest rate	1.80%, 2.50%
Expected life	10 years
Expected volatility	86.8%, 85.7%
Expected dividend	Nil

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

September 30, 2013

(in thousands of Canadian dollars, except per share amounts - unaudited)

7      REDUCTION OF STATED CAPITAL

On May 3, 2013, by way of a special resolution of the shareholders of the Company, the legal stated capital in the common shares of the Company was reduced by $71,160 which represented the deficit of the Company as at December 31, 2012.  The Company has reclassified the Shareholders’ Equity portion of the balance sheet with a reduction in deficit by $71,160 and a corresponding reduction of Contributed Surplus by $30,000 and Share Capital by $41,160.

8      EXPENSES BY NATURE

	Nine Months Ended	Nine Months Ended
	Sept 30, 2013	Sept 30, 2012

Employees salaries and other short term benefits	$1,976	$1,834
Directors fees	210	210
Share-based compensation	351	168
Depreciation of property and equipment	12	16
Amortization of intangible assets	831	747
Professional and consulting fees	1,911	568
Contract sales	292	—
Contract research	5	64
Regulatory fees	—	116
Facility rent	55	57
Cost of inventory expensed	39	—
Other expenses, net of interest income	869	689
	$6,551	$4,469

9      COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company.  The compensation paid or payable to key management for services is shown below:

	Nine Months Ended	Nine Months Ended
	Sept 30, 2013	Sept 30, 2012

Salaries and short-term employee benefits, including bonuses	$1,199	$946
Directors fees	210	210
Share-based compensation	316	152
	$1,725	$1,308

10 EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding.  The weighted average number of shares outstanding for the three and nine month periods ended September 30, 2013 was 24,531,781 and 24,480,081 respectively (for the three and nine month periods ended September 30, 2012 - 24,399,820 and 24,368,497 respectively).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities, such as stock options.  The dilutive weighted average for the three and nine month periods ended September 30, 2013 was 25,903,335 and 25,513,735 respectively (for the three and nine month periods ended September 30, 2012 - 24,712,271 and 24,601,594 respectively).

11 SEGMENTED INFORMATION

The Company’s operations are categorized into one industry segment, being specialty pharmaceuticals.  All of the Company’s assets, including capital and intangible assets, are in Canada, while virtually all licensing revenue is derived from the United States.  Product revenue reflected in the Statements of Operations and Comprehensive Income is solely derived from Canada.